Exhibit 99.1

Ellomay Capital Announces Execution of an Agreement to Sell the Control Stake in the Company to O.Y. Nofar Energy Ltd.

Mr. Ran Fridrich will continue as Chief Executive Officer of the Company

Tel-Aviv, Israel, Dec. 16, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today announced that S. Nechama Investments (2008) Ltd., Kanir Joint Investments (2005) LP and Anat Raphael, who together currently hold approximately 45.9% of the Company’s outstanding share capital (together, the “Sellers”), agreed to sell their holdings in the Company to O.Y. Nofar Energy Ltd. (“Nofar”), a public company listed on the Tel Aviv Stock Exchange Ltd. (TASE: NOFR). As described below, the closing of the sale is subject to the receipt of certain regulatory approvals.

Ran Fridrich, CEO and Board Member of Ellomay, said: “The transfer of control from the current controlling shareholders to Nofar is intended to ensure an orderly transition of ownership that will secure Ellomay’s future and continued growth. Ellomay will continue to operate in the ordinary course of business, while retaining its dedicated employees and management backbone, and will work to expand its activities in the future.”

Ofer Yannay, CEO and Board Member of Nofar, said: “The acquisition of the controlling stake in Ellomay constitutes a significant strategic milestone in the implementation of our growth strategy. This transaction represents not only an expansion of Nofar’s portfolio, but also the leveraging of three core principles: first, full strategic alignment with target markets in which we seek to deepen our activity; second, entry into the conventional energy sector through Ellomay’s holding in the Dorad power plant, which strengthens Nofar’s position by broadening its production mix; and third, the creation of operational synergies and asset-enhancement potential through the integration of the experience and expertise of Nofar and Ellomay. In particular, I would like to note my deep appreciation for Ellomay’s team, and especially for Rani Fridrich, who is expected to continue in his role as CEO of Ellomay.”

As noted in a report submitted to the Israel Securities Authority by Nofar (“Nofar’s Report”), the Sellers will be selling their shares based on a Company valuation of NIS 1 billion (approximately $310.4 million), subject to customary adjustments. Nofar further reports that the consummation of the sale is subject, inter alia, to receipt of regulatory approvals (including from the Israeli Electricity Authority and the Israeli Competition Commissioner) by no later than 90 days from the date of execution of the sale agreement, however, if Nofar acts in good faith to obtain the required approvals and such approvals are not received by the applicable deadline, and the Sellers receives written notice thereof, the final deadline may be extended in two stages of up to 45 days each. In addition, Nofar’s Report notes that Nofar has the right to terminate the sale agreement in the event that during the interim period until the consummation of the transaction: (i) the Company enters into a new material transaction that is not in the ordinary course of business with the Sellers or any of their related parties or any of the Company’s controlling shareholders or office holders, (ii) if the Company enters into a material new field of operations not included in the Company’s strategic plan and requires substantial investments, (iii) if the Company sells (or leases) a significant part of the Company’s real estate (owned or leased by the Company), or (iv) if the Company’s articles of association are amended, other than a technical amendment.

Based on Nofar’s Report, the sale agreement further provides that upon consummation of the transaction, and at Nofar’s discretion, up to four directors on behalf of Nofar may be appointed to the Company’s Board of Directors, and an equivalent number of directors (other than the Company’s external directors) will be replaced. Nofar’s Report notes that Mr. Ran Fridrich will continue to act as Chief Executive Officer of the Company.

As noted above, the consummation of the sale transaction is subject to conditions to closing, that are not within the control of the Company. Therefore, the Company cannot estimate, and there is currently no assurance as to, whether and when the transaction will be consummated. In addition, the value of the Company’s shares set forth in the Nofar Report may not be reflective of the market price of the Company’s ordinary shares on the NYSE American or the TASE.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 209 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid and additional 11 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

About O.Y. Nofar Energy Ltd.

Nofar Energy (TASE: NOFR) is a global renewable energy leader specializing in the full lifecycle of clean energy projects – from initiation, development, and financing to construction, long-term ownership, and operation. With a presence in Israel, Europe, and the USA, Nofar’s diverse portfolio includes solar (PV) and advanced battery energy storage systems (BESS). Nofar operates across the energy spectrum, managing both small-scale distributed systems and large-scale facilities connected to high-voltage transmission networks. In Israel, Nofar also operates in electricity supply and electric vehicle (EV) charging solutions.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements, including statements with respect to anticipated revenues. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the inability by the Sellers and Nofar to obtain regulatory and other approvals required for the consummation of the sale transaction, the value of the Company’s shares set forth in the Nofar Report, other events that may cause Nofar or the Sellers to terminate the sale agreement, changes in electricity prices and demand, regulatory changes, climate change, increases in interest rates and inflation, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, inability to advance the expansion of Dorad, changes in exchange rates, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

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